VIA EDGAR and U.S. MAIL

May 25, 2018

Mr. Carlos Pacho, Senior Assistant Chief Accountant
Ms. Inessa Kessman, Senior Staff Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:    Insperity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017, Filed February 12, 2018
Form 10-Q for the Fiscal Quarter Ended March 31, 2018, Filed April 30, 2018
File No. 001-13998

Dear Mr. Pacho and Ms. Kessman:

We are responding to the additional comment received from the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission by letter dated May 16, 2018 regarding the Reports on Form 10-K (“2017 Form 10-K”) and Form 10-Q (“Q1 2018 Form 10-Q”) filed by Insperity, Inc. (“Insperity”, or the “Company”). For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Results of Operations
Revenues, page 17

1.
We note your response to comment one. We also note your disclosure in your 10-Q that states, “Our growth in the number of worksite employees paid is affected by three primary sources: new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During the first three months of 2018, the number of worksite employees paid from new client sales, the net change in existing clients and client retention improved as compared to the first three months of 2017.” In contrast, your disclosure in your 8-K filed on April 30, 2018 states, “The continued double-digit worksite employee growth was the result of strong new client sales driven by an increase in the number of trained Business Performance Advisors, a continuing high level of client retention, and an improvement in the net hiring of worksite employees by our client base. Worksite employees paid from new sales increased 23% over the first quarter of 2017 on a 15% increase in the average number of trained Business Performance Advisors. Client attrition totaled only 8% during the heavy first quarter client renewal period, an improvement over the first quarter of 2017.” In this regard, using both quantitative and qualitative factors, please disclose specifically how you were able to generate increases in worksite employees. Disclose whether you believe that you can sustain the growth in worksite employees in the future. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Insperity Response:

In response to the Staff’s comment, when applicable and material, Insperity will include additional quantitative and qualitative disclosures within its MD&A discussion of revenue changes in future periodic reports.
While Insperity proposes to modify its disclosures in future filings, an example of the proposed modifications to the revenue discussion in the Q1 2018 Form 10-Q is provided below for reference with changes included in italics:
“Our revenues for the three months ended March 31, 2018 increased 14.9% over the 2017 period, primarily due to a 12.2% increase in the average number of worksite employees paid per month and a 2.4%, or $41, increase in revenues per worksite employee per month.

“Our growth in the number of worksite employees paid is affected by three primary sources: new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During the first three months of 2018, the number of worksite employees paid from new client sales increased 23% over the first quarter of 2017 on a 15% increase in the average number of trained Business Performance Advisors. In addition, the net change in existing clients and client retention improved as compared to the first three months of 2017. Client attrition totaled only 8% during the heavy first quarter client renewal period, an improvement over the first quarter of 2017.”

In response to the Staff’s comment as to whether Insperity believes it can sustain the growth in worksite employees in the future, it is the Company’s belief there are no known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on our worksite employee growth in the future. In the event there are known trends or uncertainties that Insperity reasonably expects to have an impact, Insperity will include additional disclosure as prescribed by Item 303 of Regulation S-K.

In addition, Insperity also directs the Staff’s attention to the “Risk Factors” section in the 2017 Form 10-K in which Insperity includes a number of risk factors that address events that could materially impact our worksite employee growth rate. For example, please refer to the following risk factor under the heading, “Many of Our Contracts for Our PEO HR Outsourcing Solutions May be Canceled on Short Notice. Our Inability to Renew Client Contracts or Attract New Clients Could Materially and Adversely Affect Our Financial Conditions or Results of Operations”. The Company believes these risk factors provide appropriate disclosure of risks that could potentially affect its worksite employee growth in the future.

If you have any questions regarding our responses or require further information, please contact Daniel D. Herink, Senior Vice President of Legal, General Counsel and Secretary, at 281-312-3364, or me at 281-348-3232.

Sincerely,

/s/ Douglas S. Sharp
Douglas S. Sharp
Senior Vice President of Finance
Chief Financial Officer and Treasurer